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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Floor,
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	219381100	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		99,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		99,132

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

99,132

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	219381100	Page	3	of	4
Introduction.
This Amendment No. 5 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust of which Richard M. Osborne is the sole trustee, to amend and supplement Mr. Osborne’s plans and proposals relating to Corning Natural Gas Corporation, a New York corporation.
Item 4. Purpose of Transaction.
As I have stated in my previous filings, I am opposed to the proposal to sell Corning to C&T. I don’t think the merger consideration is adequate, the merger deprives Corning stockholders of benefiting from future improvements in Corning’s performance and management should not be rewarded with substantial “golden parachute” payments as a result of the merger. I have solicited proxies in opposition to the C&T merger. Corning management adjourned the shareholders’ meeting scheduled for September 28 because they didn’t have the necessary votes to approve the merger.
On October 5, 2006, Energy West, Incorporated submitted a non-binding proposal to Corning to enter into a merger or strategic combination in which the stockholders of Corning would receive shares of the combined company. Energy West is a publicly-held utility company located in Great Falls, Montana that is engaged in the distribution and sale of natural gas and propane in the western United States. In 2003, after acquiring a significant ownership interest in Energy West, I was elected to its board of directors. I pushed for the installation of a new management team at Energy West and since then the company has gone from posting a loss to record earnings and has reinstated a dividend on its shares. Currently, I am Chairman of the Board and the largest shareholder of Energy West. Energy West is a prime example of what can be done with a well-run local natural gas utility.
Incredibly, after reviewing Energy West’s letter for less than 24 hours, Corning’s management has refused to discuss a potential transaction with Energy West, preferring to proceed with the C&T merger. Management has criticized me repeatedly for not proposing an alternative to the merger with C&T. Now, when an alternative is available, they insist on proceeding with C&T. Corning’s management claims that the Energy West proposal is difficult to value and isn’t that much more than C&T’s offer.
Of course, Corning ignores many of the advantages of a transaction with Energy West. For example, the Energy West proposal offers Corning stockholders an alternative under which they may receive Energy West stock, cash or a combination of cash and stock. For those Corning stockholders receiving Energy West stock, a stock-for-stock exchange would be tax free to Corning’s stockholders, avoiding the recognition of capital gains (unlike the C&T merger) and would allow the stockholders of Corning the opportunity to participate in the growth potential of the combined company. These new Energy West shareholders would also be holding a stock that is currently paying a dividend, unlike the Corning shares today.
Corning’s management also criticized the Energy West proposal because it would take time to complete. I think management is in a hurry to complete the C&T merger and collect their golden parachute payments. I believe it is worth taking the time to evaluate all the possibilities to make a fully informed decision. I intend to vote against the C&T merger at the rescheduled meeting.

CUSIP No.	219381100	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 10, 2006

RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee